

May 11, 2015

<u>Via E-Mail</u>
Michael Johnson
Chief Executive Officer
Herbalife Ltd.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

  Re: **Herbalife Ltd.**
    Form 10-K for the Year Ended December 31, 2014
    Filed February 26, 2015
    Response Dated May 1, 2015
    File No. 001-32381

Dear Mr. Johnson:

  We have reviewed your May 1, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2015 letter.

Form 10-K for the Year Ended December 31, 2014

Business, page 4

Our Network Marketing Program, page 12

1. We note your response to comment 1 and we reissue, in part, the comment. Please revise your proposed disclosure to clarify the role that Member leadership plays in making changes to the distribution channel. For example, it appears your disclosure should identify the "Member leadership" entitled to vote on changes to your marketing plan and summarize how "material adverse" and other material changes to your marketing plan are initiated. In this regard, it appears that Presidents Team Members are entitled to vote

pursuant to paragraph 8 of the 2002 Notice to Distributors regarding the Amendment to the Agreements of Distributorship. Please provide draft disclosure.

Please contact Adam Turk at 202-551-3657 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director